English summary of Loan Agreement between WISeKey SA, Route de Pré-Bois, 29 CH-1215 Meyrin Switzerland (Borrower) und UBS, Rue des Noirettes 35, CH-1206 Geneva (Lender)

Credit amount: CHF278,500.

1.       Confirmation:

By confirming and signing this loan agreement, the Borrower declares:

- The Borrower has not yet received a loan in accordance with the COVID-19 solidarity guarantee regulation.

- The Borrower has no other pending applications for loans guaranteed under the COVID-19 Solidarity Guarantee Ordinance.

- The Borrower assures that at the time of submitting the application, he has not already secured liquidity based on other emergency legal regulations of the federal government in the fields of sport and culture.

- At the time of filing this Loan Agreement, the Borrower is not in bankruptcy, debt restructuring or liquidation.

- Due to the COVID-19 pandemic, the Borrower is economically significantly affected, particularly with regard to his sales.

- The Borrower will use the loan amount granted under this loan agreement exclusively to secure his ongoing liquidity needs.

- All information on the company's sales revenue is based on the individual financial statements (no group view).

- The Borrower confirms that all information is complete and true.

- The Borrower is aware that, through incorrect or incomplete information due to fraud (Art. 146 Criminal Code), forgery (Art. 251 Criminal code) etc. can be held criminally responsible and punishable by imprisonment of up to five years or a fine. In addition the Borrower might be punished with a fine of up to 100,000 francs if the Borrower willfully obtain a loan according to the COVID-19 Solidarity Guarantee Ordinance with false information or do not use the loan funds to meet the above-mentioned liquidity needs.

2. Purpose of Loan

The loan may only be used to secure ongoing liquidity needs of the Borrower. The bank is not obliged to check that the use is in accordance with the agreement.

3. Conditions and interest calculation

The borrower must pay the claimed loan at the interest rate in accordance with Art. 13 of the COVID-19 Solidarity Guarantee Ordinance. The calculation of interest and the closing of the account with interest debited are carried out in accordance with the bank's usual practice.

4. Term / repayment of loan

The term of the loan is 60 months from the granting of the loan by the Bank. The loan amount is to be repaid in full at the latest at the end of the term, together with the then outstanding interest. The bank reserves the right to introduce amortization or limit reductions during the term of the loan.

5. Cancellation

The Borrower has the right to terminate this loan agreement at any time with immediate effect The bank has the right to terminate this loan agreement for regulatory or legal reasons (e.g. violation of the AMLA or this loan agreement) at any time with immediate effect. Amounts outstanding upon termination under this loan agreement become due and payable immediately.

6. Collateral

The loan amount plus the interest effectively accrued under the loan agreement up to a maximum of one annual interest rate is exclusively through a joint and several guarantee in accordance with the COVID-19 Solidarity Guarantee Ordinance

7. Terms of loan approval

The loan can only be claimed if a copy of the present loan agreement signed by the Borrower is valid at the latest and was submitted to the bank on July 31, 2020.

8. General Terms and Conditions

The bank's general terms and conditions form part of this loan agreement.

9. Applicable law and place of jurisdiction

This loan agreement is subject to Swiss law. The seat of the bank is the sole place of jurisdiction for all proceedings. This is also the place of performance. Mandatory legal places of jurisdiction remain reserved.